EXHIBIT D-4

                   UNITED STATES OF AMERICA 88 FERC P. 61,002
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners: James J. Hoecker, Chairman;
                      Vicky A. Bailey, William L. Massey,
                      Linda Breathitt, and Curt Hebert, Jr.


BEC Energy and Commonwealth                )        Docket No. EC99-33-000
  Energy System                            )

                         ORDER APPROVING DISPOSITION OF
                            JURISDICTIONAL FACILITIES

                              (Issued July 1, 1999)

I.   Introduction

     On February 8, 1999, as supplemented on May 14 and June 4, 1999, BEC Energy and Commonwealth Energy System (Commonwealth Energy) (collectively, Applicants) filed on behalf of their jurisdictional utility subsidiaries an application pursuant to section 203 of the Federal Power Act (FPA) 1 requesting Commission authorization of the disposition of jurisdictional facilities by the public utility subsidiaries of BEC Energy and Commonwealth Energy as part of the proposed merger of BEC Energy and Commonwealth Energy. As a result of the merger, BEC Energy and Commonwealth Energy will become wholly-owned subsidiaries of a new holding company, to be named NSTAR.

     We will approve, without hearing, the proposed merger as consistent with the public interest.

II.  Background

     The merger of BEC Energy and Commonwealth Energy "occurs within the context of the restructuring of the BEC and Commonwealth Energy regulated subsidiaries pursuant to state competitive plans." 2 Applicants are in the process of converting their public utility subsidiaries from vertically integrated operations into transmission and distribution-only operations.


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     1 16 U.S.C. ss. 824b (1994).

     2 Application at 2.


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     A.   BEC Energy and Subsidiaries

     BEC Energy is an exempt public utility holding company under section 3(a)(1) of the Public Utility Holding Company Act of 1935 (PUHCA). 3 BEC Energy owns all of the outstanding common stock of Boston Edison, which is a public utility under section 201(e) of the FPA. 4 Boston Edison provides wholesale and retail electric service in and around Boston, Massachusetts. Boston Edison also provides transmission services under its open access transmission tariff (OATT) and pursuant to individual transmission service contracts. Pursuant to
restructuring    proceedings    before   the    Massachusetts    Department   of
Telecommunications and Energy (Massachusetts Commission), Boston Edison has divested all of its fossil fuel generation plants to Sithe Energy, Inc. The Commission approved this application on March 27, 1998, in Boston Edison Co. and BEC Energy, 82 FERC P. 61,311 (1998). Boston Edison's only remaining owned generation is its 670 MW Pilgrim nuclear facility which Boston Edison is in the process of divesting to Entergy Nuclear Generation Company, a subsidiary of Entergy Corp. The Commission conditionally approved this application on April 7, 1999. 5

     BEC Energy has two other subsidiaries, Harbor Electric Energy Company, which provides distribution service in Massachusetts, and Boston Energy Technology Group, Inc., which is engaged in non-regulated energy businesses. Neither of these subsidiaries owns generation or engages in wholesale sales.

     B.   Commonwealth Energy and Subsidiaries

     Commonwealth Energy is an exempt public utility holding company under PUHCA. Commonwealth Energy wholly owns three franchised public utility companies, Commonwealth Electric Company (Commonwealth Electric), Cambridge Electric Light Company (Cambridge Electric), and Canal Electric Company (Canal), which are engaged in the purchase, transmission, and distribution of electric power in the state of Massachusetts. Commonwealth Energy also owns two power marketing subsidiaries, COM/Energy Marketing, Inc. and Medical Area Total Energy Plant, Inc. (MATEP).


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     3 15 U.S.C. ss. 79c(a)(1) (1994).

     4 16 U.S.C. ss. 824(e) (1994).

     5 See Boston Edison Co. and Entergy Nuclear Generation Co., 87 FERC P. 61,053 (1999), reh'g pending.


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Docket No. EC99-33-000
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     Commonwealth Electric sells power at wholesale to other electric utilities, but has no wholesale requirements customers. According to the application, Commonwealth Electric recently divested its generation assets. 6 Cambridge Electric provides power and energy and transmission service to its sole wholesale requirements customer, the Town of Belmont, Massachusetts (Belmont), under a Net Requirements Power Supply Agreement (NRA) and a Transmission Service Agreement (TSA), respectively. Cambridge Electric has divested most of its generation assets with the exception of its 13.5 MW Blackstone Station. 7 Canal divested its generation interests to Southern Energy Canal, L.L.C., with the exception of its 3.52 percent ownership interest in the Seabrook 1 nuclear power facility. 8

     COM/Energy Marketing, Inc., Commonwealth Energy's power marketing subsidiary, has no physical facilities for the generation, transmission or distribution of power for sale. Commonwealth Energy's other power marketing subsidiary, MATEP, owns and operates a 62 MW steam chilled water and electric generating facility located in Boston, Massachusetts and sells power to its affiliate, Medical Area Total Energy Plant, L.L.C., for resale to local hospitals.

     In addition, Commonwealth Energy owns two gas companies: (1) Commonwealth Gas Company, a local gas distribution company serving retail customers and municipalities in eastern Massachusetts; and (2) Hopkinton LNG Corp., which owns and operates two liquefied natural gas facilities and is subject to the Commission's jurisdiction under the Natural Gas Act. 9 Commonwealth Energy's other subsidiaries include COM/Energy Steam Company, COM/Energy Resources, Inc., Energy Investment Services, Inc., COM/Energy Technologies, Inc., and five real estate trusts.


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     6  According  to  the  application,   Commonwealth  Electric  divested  its
generation assets to Southern Energy Canal, L.L.C. The Commission approved this application on November 12, 1998, in Cambridge Electric Co., et. al., 85 FERC P. 61,217 (1998), reh'g pending.

     7 Cambridge Electric divested most of its generation assets to Southern Energy Kendall, L.L.C. This application was approved by the Commission on November 12, 1998. See id.

     8 Id.

     9 15 U.S.C. ss. 717, et seq. (1994).


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Docket No. EC99-33-000
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     C.   Description of the Merger and Post-Merger Operations

     Under the terms of the Amended and Restated Merger Agreement between the parties, BEC Energy and Commonwealth Energy will exchange their shares of common stock for a combination of common stock and cash in the new holding company, NSTAR. BEC Energy stockholders may elect to receive one share of NSTAR common stock or $44.10 in cash for each share of BEC Energy common stock, while Commonwealth Energy stockholders may choose to receive 1.05 shares of NSTAR common stock or $44.10 in cash for each Commonwealth Energy share of common stock. Applicants anticipate that, at the close of the transaction, BEC Energy stockholders will hold about 68 percent of NSTAR and Commonwealth Energy stockholders will own approximately 32 percent.

     To accomplish the transaction, BEC Energy and Commonwealth Energy propose to merge with subsidiaries of NSTAR, with BEC Energy and Commonwealth Energy remaining as the surviving entities, wholly-owned by NSTAR. BEC Energy's and Commonwealth Energy's public utility subsidiaries will remain separate wholly-owned subsidiaries of their respective parent holding companies. The application anticipates that NSTAR will be an exempt public utility holding company under PUHCA.

III. Notice of Filing, Interventions and Responsive Pleading

     Notices of the application and supplemental filing were published in the Federal Register, 64 Fed. Reg. 9138 and 29,013 (1999), respectively, with comments, protests, and interventions due on or before April 12 and June 1, 1999, respectively.

     On March 12, 1999, the Massachusetts Commission filed a Notice of Intervention. On April 12, 1999, motions to intervene and protests were filed by the Municipal Light Department of the Town of Belmont, Massachusetts (Belmont) and, jointly, by Braintree Electric Light Department and Reading Municipal Light Department (collectively, Braintree and Reading). In addition, Braintree and Reading request a hearing on the issues of the merger's effect on competition in certain geographic markets and the mitigation measures necessary to ensure that the merger does not adversely affect wholesale transmission rates.

     On April 27, 1999, Applicants filed a response to the protests.







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Docket No. EC99-33-000
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Discussion

     A.   Procedural Matters

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (1999), the notice of intervention of the Massachusetts Commission and the timely, unopposed motions to intervene of Belmont, Braintree and Reading serve to make them parties to this proceeding.

     We find good cause to overcome the general prohibition on the filing of answers to protests, see 18 C.F.R. ss. 385.213(a)(2) (1999), and allow
Applicants' response in this proceeding because it provides additional information that assists us in the decision-making process.

     B.   Standard of Review Under Section 203

     Section 203(a) of the FPA provides, in relevant part, as follows:

     No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16 U.S.C. ss. 824b(a) (1994). Under section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." Id.

     In 1996, the Commission issued a Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers. 10 The Merger Policy

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     10 See Inquiry Concerning the Commission's  Merger Policy Under the Federal
Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. P. 31,044 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC P. 61,321 (1997) (Merger Policy Statement).


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Docket No. EC99-33-000
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Statement  provides that the  Commission  will  generally  take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

     For the reasons discussed below, we find that Applicants' proposed commitments and ratepayer protection mechanisms will ensure that the proposed merger is consistent with the public interest. Accordingly, based on these commitments and ratepayer protection mechanisms, we will approve the merger. Intervenors have not raised concerns sufficient to justify conditionally accepting the merger or setting the proposed merger for hearing.

     C.   Effect on Competition

     Applicants' Analysis

     Applicants have evaluated the competitive effects of the proposed merger using the screen analysis described in Appendix A of the Merger Policy Statement. Applicants conclude that, due to the divestiture of Boston Edison's and Commonwealth Electric's fossil-fueled generation, the proposed merger will have no adverse effect on competition. 11

     Applicants identify non-firm energy, short-term capacity and long-term capacity as relevant products. They further differentiate non-firm energy by season and time-of-day. 12 Applicants use a number of proxies for suppliers' ability to participate in these product markets: economic and available economic capacity for the non-firm energy and uncommitted capacity for short-term capacity.

     Applicants identify customers affected by the merger as all those residing in NEPOOL, reasoning that the "structure and operation of NEPOOL" is the most important factor. For example,

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     11  Applicants   perform   supporting   analyses  assuming  the  status  of
Applicants' owned and purchased capacity as of January 1, 1999. Application at 9-10.

     12 Applicants define the summer period as June through August; the winter period as December through February; and the shoulder period as the remaining six months of the year. Applicants also define peak and off-peak periods by hour and a super-peak period as the highest 150 load hours in the year.


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Docket No. EC99-33-000
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Applicants note that because NEPOOL  operates under a Commission-  approved OATT for pool transmission facilities (PTF), customers of the merging companies can purchase bulk power supplies from any member of NEPOOL as easily as they can
from  the  merging  companies.   13  Applicants  state  that  this  approach  to
identifying customers affected by the merger is consistent with identifying the customers that are directly interconnected with or are historic trading partners with Applicants' public utility subsidiaries. 14 Applicants use the delivered price test described in Appendix A to identify the suppliers in the relevant geographic market. In addition to suppliers in NEPOOL, Applicants include in the geographic market supplies that could be imported from systems with which NEPOOL is directly interconnected, including: New York Power Pool, Hydro Quebec, and New Brunswick Power. 15 Citing the Commission's recent finding that NEPOOL is not subject to transmission constraints that could affect market power, Applicants argue there is no reason to identify or analyze any sub-regions of NEPOOL as separate geographic markets. 16

     Applicants' analysis shows that for economic capacity, the post-merger market is moderately concentrated (i.e., an HHI statistic between 1,000 and 1,800) in all seven time periods with pre- to post-merger changes in the market concentration statistic (HHI) between 25 and 47. Applicants report that since Boston Edison has no available economic capacity or uncommitted capacity in any time period, the pre- to post-merger increase in market concentration for those measures is zero. Finally, their installed capacity analysis (performed for the summer, winter and shoulder periods) shows a moderately concentrated post-merger market with pre- to post-merger changes in market concentration statistic between 26 and 28. Because all of these results

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     13 Applicants state that the non-PTF open-access  transmission tariffs held
by  non-PTF  transmission  system  owners  provide  similar   opportunities  for
customers.

     14 Application Vol. 2, Reed Consulting Group Report, at 17- 18.

     15 Applicants limit these supplies to the import capability of the respective interconnections because, they claim, there is more capacity from those regions that could economically serve the NEPOOL market than can actually physically reach the market. See id. at 22.

     16 New England Power Pool, 85 FERC P. 61,379 (1998), reh'g pending.


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Docket No. EC99-33-000
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are below the thresholds  contained in the Merger Policy  Statement,  Applicants conclude the merger will not adversely affect competition.

     Applicants also evaluate the "potential vertical market power impact of the merger on the long-term capacity market." 17 They state that the merger would not increase their opportunity to exercise vertical market power by interfering with the competitiveness of existing (or future) entities participating in the bulk power market because they cannot create barriers to entry. In support of this, they claim that they do not control access to generation sites, natural gas supplies or electricgeneration equipment supplies, or transportation of key inputs for electric generation (e.g., gas pipeline transportation and distribution). Applicants also state that they supply only a de minimis amount of natural gas to the downstream electric generation market. 18 Moreover, Applicants argue that their combined fossil fuel generation divestiture and the competitive, open-access market structure of NEPOOL significantly mitigate any potential increase in vertical market power as a result of the merger.

     Intervenors' Concerns

     Braintree and Reading protest the merger. Braintree and Reading argue that Applicants' assumption of an all-NEPOOL geographic market--plus import capability from Hydro Quebec, NYPP and New Brunswick--is inappropriate. They state that future congestion in NEPOOL could create smaller geographic markets in which the proposed merger will create significant market concentration, notwithstanding the divestiture of some of Applicants' generating assets. Braintree and Reading claim that Applicants have not evaluated the effect of the merger in such smaller geographic markets or proposed mitigation to remedy the "excessive" market power that would result from the merger. 19

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     17 Application Vol. 2, Reed Consulting Group Report, at 36.

     18 While Applicants acknowledge that they do own a limited number of potential generation sites, they state that there are numerous suitable electric generation project sites available to supply NEPOOL, as demonstrated by the number of proposed projects in NEPOOL. They also note that Commonwealth Gas Company provides gas service to only 0.36 percent of the total generating capacity in NEPOOL. Id. at 38 and 41.

     19 In support of their arguments, Braintree and Reading cite to the March 31, 1999 NEPOOL filing (in Docket No. ER99-2335-000) of a proposed combination "zonal/nodal congestion management system" in which congestion zones currently under consideration involve two subregions, Boston-northeastern Massachusetts and southeastern Massachusetts-Rhode Island, that are effectively bounded by transmission constraints. Braintree and Reading also cite to the Commission's recent decision on a dispute involving the impacts of transmission congestion in the Boston-Northeastern Massachusetts transmission area within NEPOOL in Sithe New England Holdings, LLC, 86 FERC P. 61,283 (1999). Braintree and Reading Protest at 9-10.


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Docket No. EC99-33-000
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     Applicants rebut Braintree and Reading's claims with a number of arguments.
First, Applicants note that NEPOOL has been free of significant transmission constraints and that construction of new transmission or generation capacity could prevent or mitigate future congestion. Moreover, Applicants explain, the development of a congestion management system, together with NEPOOL's market power monitoring and mitigation rules, would prevent any party from unfairly exploiting congestion. Second, Applicants argue that after divestiture, they will lack sufficient generating capacity to exercise market power. They note that their as-yet-undivested generating resources are located outside the constrained areas at issue and could not be used to exploit congestion within constrained areas. Moreover, Applicants assert that they have limited ability to withhold purchased power and that they would have no incentive to withhold the output of the Pilgrim nuclear power plant. Finally, Applicants state that due to rules established by NEPOOL and the ISO-New England, generators in NEPOOL would be unable to withhold capacity or manipulate bids. 20

     Commission Determination

     Applicants' analysis of the competitive effects of their proposed merger shows that in regard to the horizontal effects of the proposed merger, pre- to post-merger changes in concentration

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     20 Applicants refer to the Sanctions Rule, Resource Performance  Monitoring
Rule, and market power monitoring and mitigation rules proposed by NEPOOL and the ISO New England. Applicants cite to the Commission's conclusion that, "with the modifications described in this order, NEPOOL's current market rules are sufficient to restrain exercise of market power and manipulation of the bidding rules and provide for operation of the market." See New England Power Pool, 85 FERC P. 61,379 at 62,472 (1998).


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Docket No. EC99-33-000
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in the  relevant  market  (i.e.,  non-firm  energy in  NEPOOL) do not exceed the threshold set forth in the Merger Policy Statement. Intervenors Braintree and Reading dispute Applicants' results, claiming that the relevant geographic market is far narrower than NEPOOL. In such markets, Braintree and Reading
claim,  the  consolidation  of  Applicants'  remaining,   undivested  generation
resources would raise competitive concerns.

     We disagree with the intervenors and find that, based on the circumstances and facts presented by this particular case, the results of Applicants' analysis are reasonable. We do not dispute the intervenors' contention that congestion may develop in NEPOOL and that the predictable effect of such congestion would be narrower geographic markets consisting of sub-regions of NEPOOL at times when transmission constraints are binding. However, we note that intervenors have not supported their claim that the merged company could exercise market power in smaller geographic markets with the remaining generating resources in which it has an interest. Absent such support, the Commission believes that it is highly unlikely, given the type and cost of Applicants' resources and the safeguards in place for trading in NEPOOL (i.e., market monitoring and mitigation) that the merged company could effectively exercise market power in a smaller relevant geographic market. In light of Applicants' evaluation of the horizontal and vertical effects of the proposed merger, we conclude that the proposed merger will not adversely affect competition.

     D.   Effect of the Merger on Rates

     The Merger Policy Statement explains our concern that there be adequate ratepayer protection from adverse rate effects as a result of a merger. It describes various commitments that may be acceptable means of protecting ratepayers, such as hold harmless provisions, open seasons for wholesale customers, rate freezes, and rate reductions. 21

     Applicants   commit  that  the  wholesale   requirements  and  transmission
customers of their public utility subsidiaries will be held harmless from merger-related cost increases.

     According to the application, all of the requirements customers of BEC Energy's wholly-owned subsidiary Boston Edison are served under various fixed rate contracts which do not permit

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     21 Merger Policy Statement at 30,123-24.


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Docket No. EC99-33-000
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the  inclusion  of  merger-related   costs.  22  Applicants  further  note  that
negotiations with Boston Edison's customers have resulted in reductions of approximately 10 percent in the fixed demand and energy rates for service to the Towns of Braintree, Reading and Wellesley and MBTA. 23

     According to the application, Commonwealth Energy's wholly-owned subsidiary Commonwealth Electric has no wholesale requirements customers. Cambridge Electric, also wholly-owned by Commonwealth Energy, has a single wholesale requirements customer, the Town of Belmont, Massachusetts (Belmont). Applicants note that Cambridge Electric has reached a settlement with Belmont that provides for fixed demand and energy rates (with pre-determined annual increases in the stated energy rate). The application indicates that the settlement rates to Belmont will be fixed and will not be subject to adjustment based on changes in Cambridge Electric's cost of service. 24

     The application also indicates that the use of PTF owned by Boston Edison, Commonwealth Electric and Cambridge Electric will be governed by the ISO-New England, which will eliminate any potential rate pancaking for these facilities. Access to non-PTF transmission will continue through the OATTs of Boston Edison, Commonwealth Electric and Cambridge Electric. 25

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     22 Boston Edison's  requirements  customers include the Towns of Braintree,
Concord, Reading, Wellesley, Massachusetts, the Massachusetts Port Authority and the Massachusetts Bay Transportation Authority (MBTA). Ex. GOL-1 at 11-14.

     23 The application states that Boston Edison's negotiations with the Town of Concord, Massachusetts (Concord) were unsuccessful. However, due to the similar service arrangements that exist for Concord and Wellesley, Boston Edison is willing to offer Concord the same rate arrangement negotiated with Wellesley.

     24 See joint offer of settlement between Cambridge Electric and Belmont submitted in Docket No. EC98-50-000, et al., Cambridge Electric Light Co., __ FERC P. _____ (1999), and Ex. MRK-1 at 11-12.

     25 Applicants contend that use of the non-PTF transmission of more than one of their operating utility subsidiaries is unlikely to result in pancaked non-PTF rates (or local service charges). However, Applicants commit to making a corrective transmission rate filing, if necessary, pursuant to section 205 to eliminate any rate pancaking that may arise in the future. Application at 20.


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Docket No. EC99-33-000
                                      -12-


     Applicants conclude that their hold harmless commitment for wholesale requirements and transmission customers, together with their fixed rate contracts for requirements customers and PTF transmission service provided through the ISO-New England, ensure that the proposed merger will have no adverse affect on rates.

     Belmont raises concerns regarding Applicants' hold harmless commitment. Belmont states that Applicants have not specifically stated that, if the pending settlement is not approved, Belmont will receive the benefits of any merger-related savings in the rates paid by Belmont to Cambridge Electric under its Net Requirements Power Supply Agreement (NRA). Belmont similarly contends that there is no statement in the application that any merger benefits will flow through to Belmont under the Transmission Service Agreement (TSA) with Cambridge Electric.

     Belmont further argues that certain non-rate terms and conditions of the NRA and the TSA that may be affected by the proposed merger were not addressed by Applicants. Specifically, Belmont contends that the option to purchase "rights of use" on the Cambridge Electric transmission system under the TSA was not addressed in the application. Additionally, Belmont expresses concern that the provision for the establishment of an administrative committee under section 17(g) of the TSA would cease to exist upon approval of the merger. Belmont requests that the Commission condition its approval of the proposed merger upon Cambridge Electric's written acceptance of the obligation to continue to honor the use rights and all other provisions of the NRA and TSA, for the remaining terms of both agreements.

     Regarding the Cambridge Electric and Belmont settlement, the application states that, whether or not the settlement is approved, Cambridge Electric commits to hold Belmont harmless from any adverse rate impacts arising from the merger. Applicants' Witness Kirkwood states that Cambridge Electric will hold Belmont harmless under the TSA and pre-settlement NRA by removing all merger-related costs allocated to Belmont to the extent they exceed merger savings. 26 Additionally, Applicants state that Belmont's formula rates under the NRA and TSA, provide that Belmont's share of any merger benefits will automatically

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     26 See Ex. MRK-1 at 12.


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Docket No. EC99-33-000
                                      -13-


flow through the formula rates. 27 In any event, the Commission is concurrently approving the settlement agreement by separate order. 28 In light of the above, the Commission finds that Belmont's rate concerns are satisfied.

     Concerning the non-rate terms and conditions of the TSA, Applicants state that Cambridge Electric's current obligations under the TSA will remain following the merger. Applicants commit that Cambridge Electric, or any future corporate successor to Cambridge Electric, will fulfill all obligations to Belmont pursuant to the TSA. 29 If Belmont believes that Cambridge Electric has violated the terms of its contract(s) with Belmont, it may file a complaint pursuant to section 206 of the FPA. If Cambridge proposes any future contract modifications as a result of the proposed merger, the Commission will review any proposed contract modifications when filed.

     Braintree and Reading contend that Applicants' hold-harmless commitment to exclude any merger costs that exceed merger savings from transmission rates is too vague. Braintree and Reading assert that it may be impossible to detect the presence of merger-related costs, specifically transaction costs and the acquisition premium, into wholesale transmission rates. Additionally, Braintree and Reading assert that the application fails to indicate any effort on Boston Edison's part to negotiate hold harmless provisions with its transmission customers before filing the application. Braintree and Reading propose that Applicants be foreclosed from including any merger-related costs, including the acquisition premium and any increase in the return on common equity, in determining transmission rates for PTF and non-PTF transmission service. 30

     In response, Applicants state that they do not intend for any portion of the acquisition premium to be included in the books or recovered through the rates of their public utility subsidiaries. Applicants' response reaffirms their commitment not to charge any wholesale, requirements or transmission customer, through either a fixed rate or a formula rate, for any

--------

     27 See Applicants' Response at 4-5.

     28 See letter order issued in Docket Nos. ER98-1522-002, et al., 88 FERC P. ______ (1999).

     29 Id. at 3.

     30 Braintree and Reading Protest at 13.

Docket No. EC99-33-000
                                      -14-


portion of the acquisition premium without a subsequent filing with the Commission. 31

     In addition, Applicants state that they will not include merger transaction costs in transmission rates without: (1) specifically identifying them; (2) demonstrating that the costs included in the rates are exceeded by the savings produced by the merger; and (3) in the event of a dispute, bearing the burden of proof that the merger savings exceed the merger costs charged to the customer.

     Concerning  the  negotiation  of  ratepayer   protection   mechanisms  with
customers, the Commission did not make this a mandatory prerequisite to submitting a merger application. Rather, the Commission in the Merger Policy Statement encouraged applicants to negotiate satisfactory ratepayer protection mechanisms with customers before filing a merger application. 32 Even if Applicants did not negotiate an agreement with all affected customers, the Commission finds that Applicants have adequately ensured that ratepayers will not be adversely affected as a result of the proposed merger. They have done so through their hold harmless provision and further commitments and supporting explanation in their response to the protests in this proceeding.

     E.   Effect of the Merger on Regulation

     The Merger Policy Statement outlined the Commission's concerns relating to:
1) creation of a regulatory gap as a consequence of a merger; or 2) shifts of regulatory authority between the Commission and state commissions or the SEC. 33 Based on a review of the application, the Commission concludes that the proposed merger will not affect the manner or extent to which this Commission or the relevant state commissions regulate the transactions and facilities of the merged entities.

     With respect to federal regulation, Applicants state that the Commission's regulatory authority over BEC Energy

--------

     31 See Applicants' Response at 14.

     32 In the Merger Policy Statement, the Commission stated that we believe that the most promising and expeditious means of addressing ratepayer protection is for the parties to negotiate an agreement on ratepayer protection mechanisms. Merger Policy Statement at 30,123.

     33 Merger Policy Statement at 30,124-25.

Docket No. EC99-33-000
                                      -15-


and Commonwealth Energy will be the same after the merger. The Amended and Restated Merger Agreement provides for a change in the nature of the proposed new holding company, NSTAR, from a corporation to a Massachusetts business trust. Applicants state that under the new arrangements, NSTAR will be an exempt holding company under the Public Utility Holding Company Act.

     With respect to state regulation, Applicants maintain that approval of the merger will not impair existing state regulation. According to the Applicants, the Massachusetts Department must approve the retail rates and the rate plan which has been filed with it, in conjunction with the merger.

     Intervenors raise no issues concerning the effect of the merger on regulation.

     Upon consideration of the above, we conclude that the proposed merger will not adversely affect regulation.

     F.   Accounting Issues

     Applicants' proposed use of the purchase method of accounting for the business combination, including recording the acquisition premium in the books of NSTAR, is approved.

     Applicants must promptly inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission has relied upon in approving the Merger accounting in accordance with Accounting Principles Board Opinion No. 16.

The Commission orders:

     (A) The proposed transaction is hereby approved subject to the commitments and conditions discussed in the body of this order.

     (B) The request of Belmont for conditional acceptance of the proposed transaction and the request of Braintree and Reading to deny the application and set the proposed ratepayer protection for hearing are hereby rejected as discussed in the body of this order.

     (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

Docket No. EC99-33-000
                                      -16-


     (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

     (E) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.

     (F) Applicants shall notify the Commission that the merger has occurred within 10 days of the date the merger is consummated.

     (G) The public utility subsidiaries of BEC Energy and Commonwealth Energy must submit their accounting for the merger within six months of the date the merger is completed.

By the Commission.

( S E A L )


                                      Linwood A. Watson, Jr.,
                                         Acting Secretary.